CONFORMED COPY

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 5, 2009

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated November 5, 2009 relating to the Annual Results for the year ended August 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ LAI NI QUIAQUE
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 5, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

ANNUAL RESULTS FOR THE YEAR ENDED 31 AUGUST 2009

HIGHLIGHTS

•     Turnover grew by 13.4% year-on-year to HK$1,478.2 million due to strong Fixed Telecommunications Network Services (FTNS) business

•     FTNS turnover increased by 21.8% year-on-year to HK$1,230.9 million, with subscriptions increased by 142,000 to 943,000 during the year

•     EBITDA increased by 34.4% year-on-year to HK$508.1 million with EBITDA margin increased from 29.0% to 34.4%

•     Positive free cash flow for the third consecutive year, profit attributable to shareholders up 70.0% to HK$212.8 million and a net cash balance sheet

•     Grew homes pass coverage by 140,000 to 1.62 million and corporate building by 530 to 1,230, expanding the base for future business growth

•     Basic earnings per share increased from HK19.7 cents in FY2008 to HK32.4 cents in FY2009

•     Declared a final cash dividend of HK16 cents per ordinary share and therefore the full year dividend for FY2009 increased by 216.7% to HK19 cents per ordinary share (2008: HK6 cents per ordinary share) as a result of an increase in dividend payout from around 30% to 75% of adjusted free cash flow

The Board of Directors (the “Board” or the “Directors”) of City Telecom (H.K.) Limited (“City Telecom” or the “Company”) is pleased to present the audited consolidated results of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31 August 2009 together with the comparative figures for the previous year.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 AUGUST 2009

			2009		2008
	Note		HK$’000		HK$’000

Turnover	2			1,478,239		1,302,981

Network costs	3			(175,129)		(178,367)

Other operating expenses	4	(a)		(1,037,964)		(966,094)

Other revenues	4	(b)		41,540		24,989

Finance costs	4	(c)		(55,127)		(75,137)

Profit before taxation	4			251,559		108,372

Income tax (expense)/benefit	5			(38,730)		16,818

Profit attributable to shareholders				212,829		125,190

Dividends	6			126,173		38,614

Basic earnings per share	7		HK	32.4 cents	HK	19.7 cents

Diluted earnings per share	7		HK	31.8 cents	HK	19.0 cents

CONSOLIDATED BALANCE SHEET

AS AT 31 AUGUST 2009

		2009	2008
	Note	HK$’000	HK$’000

Non-current assets

Goodwill		1,066	1,066
Fixed assets		1,302,380	1,231,399
Long term receivable and prepayment		6,091	5,586
Deferred expenditure		12,786	15,391
Deferred tax assets		—	26,335

		1,322,323	1,279,777

Current assets

Accounts receivable	8	120,192	140,283
Other receivables, deposits and prepayments		69,765	82,726
Deferred expenditure		36,674	40,704
Other financial assets		—	27,997
Pledged bank deposits		15,038	87,319
Cash at bank and in hand		221,052	421,610

		462,721	800,639

Current liabilities

Accounts payable	9	37,555	52,324
Other payables and accrued charges		206,487	178,114
Deposits received		16,385	16,264
Deferred service revenue		115,070	110,449
Tax payable		1,993	2,103
Current portion – obligations under finance leases		202	121

		377,692	359,375

Net current assets		85,029	441,264

Total assets less current liabilities		1,407,352	1,721,041

		2009	2008
	Note	HK$’000	HK$’000

Non-current liabilities

Deferred tax liabilities		15,709	4,937
Long-term debt and other liabilities		163,116	683,497

		178,825	688,434

NET ASSETS		1,228,527	1,032,607

Capital and reserves

Share capital	10	66,418	65,062
Reserves	10	1,162,109	967,545

Total equity attributable to equity shareholders of the Company		1,228,527	1,032,607

Notes:

1. Basis of preparation and accounting policies

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, these financial statements also comply with HKFRSs and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortised costs.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2009 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments is unlikely to have significant impact on the Group’s results of operations and financial position.

Effective for accounting periods beginning on or after

IAS 1 (Revised)	Presentation of financial statements	1 January 2009

IAS 23 (Revised)	Borrowing costs	1 January 2009

IFRS 8	Operating segments	1 January 2009

2. Turnover and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2009	2008
	HK$’000	HK$’000

Turnover

International telecommunications services	247,359	291,943
Fixed telecommunications network services (note 2(c))	1,230,880	1,011,038

	1,478,239	1,302,981

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications	:	provision of international long distance calls services

–	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2009
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
– External sales	247,359	1,230,880	—	1,478,239
– Inter-segment sales	5,669	19,784	(25,453)	—

	253,028	1,250,664	(25,453)	1,478,239

Segment results	61,631	203,515		265,146

Other revenues				41,540
Finance costs				(55,127)

Profit before taxation				251,559
Income tax expense				(38,730)

Net profit				212,829

	2008
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
– External sales	291,943	1,011,038	—	1,302,981
– Inter-segment sales	5,692	22,680	(28,372)	—

	297,635	1,033,718	(28,372)	1,302,981

Segment results	63,225	95,295		158,520

Other revenues				24,989
Finance costs				(75,137)

Profit before taxation				108,372
Income tax benefit				16,818

Net profit				125,190

(b)	Secondary reporting format – geographical segments

The Group’s two business segments are managed in two main geographical areas:

– Hong Kong

– Canada

In disclosing information on the basis of geographical segments, turnover and segment results are disclosed based on the geographical location of customers.

There were no sales between the geographical segments.

	Turnover		Segment results
	2009	2008	2009	2008
	HK$’000	HK$’000	HK$’000	HK$’000

Geographical segments:

Hong Kong	1,461,715	1,281,069	264,859	157,485
Canada	16,524	21,912	287	1,035

	1,478,239	1,302,981	265,146	158,520

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of the mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period after 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate is subject to adjustment based on further determination to be issued by the TA.

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with the four mobile operators.

In September 2008, TA indicated that it accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”). As at 31 August 2009, the 2008 Determination is still in progress.

For the year ended 31 August 2009, the Group recognised revenue related to mobile interconnection charges of HK$20,558,000 (2008: HK$29,568,000) representing the amount of mobile interconnection charges management expects to collect.

3. Network Costs

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews that actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 28 December 2007, TA issued a statement (the “2007 TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 January 2005 to 30 June 2007. Based on the 2007 TA Statement, HK$7,617,000 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2008.

On 8 April 2009, TA issued a statement (the “2009 TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 July 2007 to 30 June 2008. Based on the 2009 TA Statement, no additional payment or refund of USC from PCCW-HKT was required.

The actual contribution level for the period subsequent to 30 June 2008 has not yet been confirmed by TA.

4. Profit before taxation

Profit before taxation is arrived at after charging/(crediting) the following:

(a)	Other operating expenses

	2009	2008
	HK$’000	HK$’000
Advertising and marketing expenses	299,794	307,743
Amortisation of deferred expenditure	53,160	33,777
Auditors’ remuneration	3,455	3,687
Depreciation of owned fixed assets	205,624	209,464
Depreciation of fixed assets held under finance lease	617	587
Operating lease charges in respect of land and buildings	17,010	13,296
Operating lease charges in respect of equipment	42	50
Provision for doubtful debts	12,103	14,293
Loss on disposal of fixed assets	1,016	1,431
Staff costs (note 4(d))	302,279	247,460
Others	142,864	134,306

	1,037,964	966,094

(b)	Other revenues

	2009	2008
	HK$’000	HK$’000
Interest income	(4,869)	(15,596)
Other income (note)	(36,671)	(9,393)

	(41,540)	(24,989)

Note:	Included in other income was gain on extinguishment of the 10-year senior notes of HK$31,371,000 (2008: HK$2,582,000) for the year ended 31 August 2009.

(c)	Finance costs

	2009	2008
	HK$’000	HK$’000
Interest element of finance leases	27	34
Interest on 10-year senior notes	52,670	70,010
Amortisation of incidental issuance costs	1,545	1,665
Other borrowing cost	885	3,428

	55,127	75,137

(d)	Staff costs

	2009	2008
	HK$’000	HK$’000

Wages and salaries	278,905	226,097
Unutilised annual leave	613	2,642
Equity settled share-based transaction	4,768	4,114
Retirement benefit costs – defined contribution plans	34,614	29,738
Less: staff costs capitalised as fixed assets	(16,621)	(15,131)

	302,279	247,460

Staff costs include directors’ emoluments and research and development cost of HK$10,824,000 (2008: HK$9,593,000) but exclude staff costs of HK$13,461,000 (2008: HK$14,482,000) recorded in network costs and HK$214,272,000 (2008: HK$194,724,000) recorded in advertising and marketing expenses.

(e)	Other items

	2009	2008
	HK$’000	HK$’000

Gain on extinguishment of 10-year senior notes	(31,371)	(2,582)
Net exchange gain	(3,038)	(1,923)
Realised and unrealised gain on other financial assets	(189)	(3,284)
Realised loss on derivative financial instruments	—	1,039
Realised gain on long-term bank deposit	—	(1,185)

5. Income tax (expense)/benefit

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of income tax (expense)/ benefit in the consolidated income statement represents:

	2009	2008
	HK$’000	HK$’000
Current taxation:
– Hong Kong profits tax	—	(391)
– Overseas taxation	(1,622)	(1,929)
– Under-provision of overseas taxation in prior years	—	(2,552)
Deferred taxation:
– Origination and reversal of temporary differences	(37,108)	(4,645)
– Recognition of previous unrecognized tax losses	—	26,335

Income tax (expense)/ benefit	(38,730)	16,818

6. Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the year:

	2009	2008
	HK$’000	HK$’000

Interim dividend declared and paid of HK3 cents per ordinary share (2008: HK4 cents per ordinary share)	19,904	25,602
Final dividend proposed after the balance sheet date, of HK16 cents per ordinary share (2008: HK2 cents per ordinary share)	106,269	13,012

	126,173	38,614

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2009	2008
	HK$’000	HK$’000

Final dividend in respect of the financial year ended 31 August 2008, approved and paid of HK2 cents per ordinary share (2008: HK4 cents per ordinary share in respect of the financial year ended 31 August 2007)	13,014	25,082

During the year ended 31 August 2009, a scrip dividend option was offered to all shareholders excluding shareholders with registered addresses outside Hong Kong who were entitled to the final dividend in respect of the financial year ended 31 August 2008. 12,212,142 shares were issued during the year ended 31 August 2009 to the shareholders who had elected to received all or part of their entitlement to dividends in the form of scrip.

7. Earnings per share

	2009	2008
	HK$’000	HK$’000

Profit attributable to shareholders	212,829	125,190

Weighted average number of ordinary shares

	2009 Number of shares		2008 Number of shares
	’000		’000

Issued ordinary shares at the beginning of the year		650,622		616,503
Effect of scrip dividend issued		6,256		7,353
Effect of share options exercised		329		10,159
Effect of shares repurchased and cancelled		(6)		—

Weighted average number of ordinary shares at the end of the year (basic)		657,201		634,015
Incremental shares from assumed exercise of share options		11,183		23,982

Weighted average number of ordinary shares at the end of the year (diluted)		668,384		657,997

Basic earnings per share	HK	32.4 cents	HK	19.7 cents

Diluted earnings per share	HK	31.8 cents	HK	19.0 cents

8. Accounts receivable

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

The aging analysis of the accounts receivable is as follows:

	2009	2008
	HK$’000	HK$’000

Current	32,427	45,462
0 – 30 days past due	13,663	17,507
31 – 60 days past due	3,953	7,249
Over 60 days past due (note)	73,309	82,009

	123,352	152,227
Less: Provision for doubtful debts	(3,160)	(11,944)

	120,192	140,283

Note:	The amount over 60 days past due for the Group included receivable relating to mobile interconnection charges of HK$68,802,000 as at 31 August 2009 (2008: HK$64,407,000)

9. Accounts payable

The aging analysis of the accounts payable is as follows:

	2009	2008
	HK$’000	HK$’000

Current – 30 days	12,621	18,802
31 – 60 days	1,778	4,025
61 – 90 days	189	8,334
Over 90 days	22,967	21,163

	37,555	52,324

10. Capital and reserves

	Share capital	Share premium	Capital reserve	Capital redemption reserve	Retained profits	Exchange reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2008	65,062	670,717	19,013	—	275,025	2,790	1,032,607
Profit attributable to shareholders	—	—	—	—	212,829	—	212,829
Dividend paid in respect of previous year	—	—	—	—	(3,108)	—	(3,108)
Shares issued in respect of scrip dividend of previous year	1,221	8,685	—	—	(9,906)	—	—
Dividend paid in respect of current year	—	—	—	—	(19,904)	—	(19,904)
Shares issued upon exercise of share option	142	1,806	(549)	—	—	—	1,399
Equity settled share-based transactions	—	—	4,768	—	—	—	4,768
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	—	70	70
Repurchase and cancellation of ordinary shares	(7)	—	—	7	(134)	—	(134)

At 31 August 2009	66,418	681,208	23,232	7	454,802	2,860	1,228,527

	Share capital	Share premium	Capital reserve	Retained profits	Exchange reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2007	61,650	622,433	18,109	200,519	1,171	903,882
Profit attributable to shareholders	—	—	—	125,190	—	125,190
Dividend paid in respect of previous year	—	—	—	(5,915)	—	(5,915)
Shares issued in respect of scrip dividend of previous year	1,123	18,044	—	(19,167)	—	—
Dividend paid in respect of current year	—	—	—	(11,371)	—	(11,371)
Shares issued in respect of scrip dividend of current year	884	13,347	—	(14,231)	—	—
Shares issued upon exercise of share option	1,405	16,893	(3,300)	—	—	14,998
Equity settled share-based transactions	—	—	4,204	—	—	4,204
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	1,619	1,619

At 31 August 2008	65,062	670,717	19,013	275,025	2,790	1,032,607

11. Comparative figure

Certain comparative figures have been reclassified to conform with the current year’s presentation.

FINANCIAL REVIEW

City Telecom achieved another assertive year of progress in FY2009. Our four key business parameters: 1) subscribers, 2) turnover, 3) EBITDA and 4) adjusted free cash flow, all reported exceptional results. The Group is now in our third year of positive adjusted free cash flow and by year end had arrived at a net cash position aided by buying back and cancelling a portion of our 10-year senior notes at below par during the year.

For the year ended 31 August 2009, the Group’s turnover grew 13.4% year-on-year to HK$1,478.2 million, due primarily to assertive expansion in our Fixed Telecommunications Network Service (FTNS) business. FTNS revenues in FY2009 increased by 21.8% to HK$1,230.9 million and now represent 83.3% of the Group’s turnover. The increase in FTNS turnover was driven by industry leading growth in subscriptions which more than offset a mild decline in average revenue per user. For our International Telecommunications Service (IDD) business, we continue to see a decline of 15.3% year-on-year to HK$247.3 million as we phase down our exposure to this segment.

The FTNS business is our core focus with increasing significance to the Group’s financial performance given its high incremental margins and secured 24-month service contracts. We believe our comprehensive fibre presence and our superior service culture provides material competitive advantage which delivered growth in an overall matured market and against recessionary economic headwind. As a result, our EBITDA grew by 34.4% to HK$508.1 million year-on-year, with EBITDA margin up 5.4% to 34.4%. The EBITDA is inclusive of a net gain on extinguishment of 10-year senior notes of HK$31.4 million, arising from the below par buyback through tender offers in April 2009 and July 2009, totalling in a cancellation of US$68.0 million (approximately HK$527.0 million) 10-year senior notes during the year ended 31 August 2009. Whilst our net interest expense has fallen by 15.5% to HK$50.3 million for this year, the full year impact of interest savings will only be realised next financial year.

Although the taxation expenses increased to HK$38.8 million primarily from non-cash deferred taxation of HK$37.1 million, the underlying net profit attributable to our shareholders increased significantly to HK$212.8 million from HK$125.2 million in FY2008, an increment of 70.0% with basic earnings per share of HK32.4 cents (FY2008: HK19.7 cents).

LIQUIDITY AND CAPITAL RESOURCES

The Group strengthened our financial position during the year under review. As of 31 August 2009, the Group had cash at bank and in hand of HK$221.1 million (31 August 2008: HK$421.6 million) and outstanding borrowing of HK$163.3 million (31 August 2008: HK$683.6 million), which led the Group to a net cash position. Furthermore, for additional reserve financial flexibility, as of 31 August 2009, the Group had total unutilised banking facility and revolving loan facility of HK$197.2 million. Our long term liability consists mainly of our outstanding 10-year senior notes which amounted to HK$162.6 million (31 August 2008: HK$683.2 million).

The debt maturity profiles of the Group as at 31 August 2009 and 31 August 2008 were as follows:

	2009	2008
	HK$’000	HK$’000

Repayable within one year	202	121
Repayable in the second year	197	129
Repayable in the third to fifth year	263	126
Repayable after the fifth year	162,656	683,242

Total	163,318	683,618

As at 31 August 2009, all outstanding borrowings bear fixed interest rate and are denominated in United States dollars or Hong Kong dollars. As the Group was in net cash position as of 31 August 2009, no net gearing ratio is presented. For the year ended 31 August 2008, the Group’s gearing ratio is 0.25 times which is calculated as below:

2008
HK$’000

Net Debt (note)	262,008
Net Assets	1,032,607
Net Gearing (times)	0.25

Note:	Net debt is total long term debt and other liabilities and obligations under finance leases less cash at bank and in hand but excluded pledged bank deposits.

During the year under review, we accelerated our network rollout by 140,000 homes pass to 1.62 million and remain committed to reaching 2.0 million homes pass by end 2011. As part of this expansion, we will cover higher income areas such as Taikoo Shing, Happy Valley and Mid Levels. Our capital expenditure for this year was HK$286.7 million, higher than the same period last year of HK$211.7 million but well within our “capital expenditure below EBITDA policy”, and within our previous guidance of HK$650 million for FY2009-FY2010. During the year, the Group has generated adjusted free cash flow of HK$171.1 million (FY2008: HK$106.7 million), which is defined as EBITDA minus capital expenditure minus net finance costs.

The on-going capital expenditure on our network development will be met by internally generated cash flow and unutilised banking facility and revolving loan facility. Our capital expenditure outlook for FY2010 – FY2011 is expected to be about HK$300-350 million per year in order to reach our network expansion target towards 2.0 million residential homes pass by end 2011, representing approximately 90% of the total 2.3 million homes in Hong Kong. After achieving 2.0 million homes pass, we expect maintenance capital expenditure to stabilise at below 10% of turnover.

Charge on Group Assets

As at 31 August 2009, the Group had pledged deposits of HK$15.0 million for securing bank facilities of equivalent amount for issuing bank guarantees, letter of credits, hedging arrangements, bank loan and overdraft facilities (31 August 2008: HK$87.3 million). As of 31 August 2009, the Group has utilised HK$7.8 million (31 August 2008: HK$29.9 million) banking facilities subjected to pledged deposits, primarily for providing bank guarantees to suppliers and to utility vendors in lieu of payment of utility deposits.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from our operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months’ of operating Renminbi cash flow requirements.

Contingent Liabilities

As at 31 August 2009, the Group had total contingent liabilities in respect of bank guarantees provided to suppliers of HK$2.5 million (31 August 2008: HK$24.6 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2008: HK$5.3 million).

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

Three years into our 10-year BHAG to become the largest IP service provider in Hong Kong by 2016, we are well on track. The main progresses made in FY2009 were:

1.	We grew our end-to-end fibre network by 140,000 to 1.62 million homes pass as of 31 August 2009, which provide us with sizable coverage for subscription base expansion in coming years. For customers within our homes pass, we can typically offer symmetric 100Mbps service within 48 hours of service application.

2.	Our marketing campaign conveying the message of “HKBN’s fibre is available in all 18 Districts of Hong Kong” during the year strengthened our brand due to its unique 18 Mini Television Commercials within one campaign approach.

3.	Traditionally, we have relied on mobile kiosks and our Guangzhou call centre as our primary distribution channels. During FY2009, we expanded our physical shops presence from 3 locations to 15 locations and also introduced our on-line registration platform.

By assertively taking market share, we grew our total broadband, voice and IP-TV subscription by 17.7% to 943,000 subscriptions as of 31 August 2009, despite a global recessionary environment.

On broadband, we achieved a market leading growth of 75,000 additions to 391,000 subscriptions, with our 23.7% year-on-year growth rate far exceeding the industry growth rate of approximately 2.8% to 2.0 million subscriptions. During the six months to 31 August 2009, we added 41,000 subscriptions versus 3,000 additional broadband access lines by the incumbent for the six months to 30 June 2009. During the year, we made a forceful decision to focus on our subscription growth rather than ARPU growth such that our new contract and contract renewal ARPU fell to HK$182 per month in August 2009, compared with HK$191 per month in August 2008.

On local telephony, despite a matured and gradually declining overall market, we secured industry leading growth of 53,000 subscriptions to 382,000 subscriptions as of 31 August 2009 by taking market share.

On IP-TV, we enhanced and refined our channel portfolio and now offer over 80 channels. During the year ended 31 August 2009, we have added Nat Geo Challenge – the first interactive channel by National Geographic, Animax Gokujou Taiketsu by Animax, Sony Entertainment Television, Hunan TV World Channel and a high definition channel – LUXE TV to our suite of channels. Our expanded channel offerings have enabled us to expand our subscription base by 14,000 to 170,000 subscriptions as of 31 August 2009. While our IP-TV is positioned as an ancillary service to our broadband and local telephony services, we will continue to review and enrich our TV channels under prudent costs management.

International Telecom Services (IDD)

IDD service revenue, which contributed only 16.7% of the Group’s turnover, showed a decline as a result of intensive competition from traditional IDD service and other Voice-Over-IP (VoIP) calling options. Our IDD traffic volume fell by 15.2% from 574 million minutes in FY2008 to 487 million minutes in FY2009. On IDD service, our strategy is to focus on cash flow and profitability rather than market share.

PROSPECTS

The encouraging results of FY2009 reflected the continuing growth of our FTNS business. After 10 years of heavy investing, we have now laid a strong foundation for future sustainable growth.

Our peak capital expenditure spending was completed three to five years ago, mainly funded by our 10-year senior notes of US$125 million issued in January 2005. We are now in the final stage of our long term homes pass target of 2.0 million by end 2011. Our EBITDA margin expansion is due to the increased contribution from high incremental margin FTNS business, and the improving mix from higher cost acquisition to lower cost retention. We are now harvesting sufficient positive free cash flow to pay for sustainable future growth and to pay for dividends.

DIVIDEND

The increase in our adjusted free cash flow payout from around 30% in FY2008 to 75% in FY2009 reflects the growing portion of our business with 24-month service contracts, controllable capital expenditure and net cash balance sheet. As such, the Board is recommending a final dividend of HK16 cents per ordinary share (FY2008: HK2 cents per ordinary share) and this will bring the total dividend in respect of FY2009 to HK19 cents per ordinary share (FY2008: HK6 cents per ordinary share), an increase of 216.7% over FY2008. Going forward, our dividend payout ratio will maintain in the range of 50%–75% of our adjusted free cash flow.

EMPLOYEE REMUNERATION

Including the directors of the Group, as of 31 August 2009, the Group had 3,173 permanent full-time employees versus 3,051 as of 31 August 2008. The total employee related cost was HK$546.6 million in FY2009 versus HK$471.8 million in FY2008 which was mainly due to ramping up our resources for network expansion and business growth.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s performance as well as individual and team performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, talent training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended 31 August 2009, the Company bought back a total principal value of US$67,990,000 of the Company’s 8.75% 10-year Senior Notes which are listed on Singapore Exchange Securities Trading Limited. Details of the buybacks are as follows:

Month	Principal value	Total consideration paid
	US$	US$

April 2009 (note)	16,928,000	13,634,658
July 2009 (note)	51,062,000	51,504,196

	67,990,000	65,138,854

Note:	Total consideration paid included transaction cost and accrued interest.

During the year ended 31 August 2009, the Company repurchased 70,000 ordinary shares on The Stock Exchange of Hong Kong Limited. All the repurchased shares were subsequently cancelled. Details of the repurchase are as follows:–

Month	Number of ordinary shares	Highest price paid per share	Lowest price paid per share	Total consideration paid
		HK$	HK$	HK$

August 2009	70,000	1.92	1.91	134,197

Save as disclosed above, during the year ended 31 August 2009, the Company has not redeemed any of its listed securities. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended 31 August 2009, the Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuer (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors (the “Company Code”).

Having made specific enquiry of all Directors, the Company confirmed that the Directors have complied with the required standard as set out in the Company Code during the year ended 31 August 2009. A revised Model Code has been adopted by the Company to comply with the new requirements set out in Appendix 10 to the Listing Rules effective from 1 April 2009.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the audited final results for the year ended 31 August 2009.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

REVIEW OF THE PRELIMINARY RESULTS ANNOUNCEMENT BY AUDITORS

The figures in respect of the preliminary announcement of the Group’s results for the year ended 31 August 2009 have been agreed by the Company’s auditors, KPMG, to the amounts set out in the Group’s consolidated financial statements for the year. The work performed by KPMG in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by KPMG on the preliminary announcement.

FINAL DIVIDEND

The Board has recommended to pay a final dividend of HK16 cents per ordinary share (2008: HK2 cents per ordinary share). Subject to the approval of the Shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 30 December 2009 to the shareholders whose names appear on the register of members of the Company as at the close of business on 18 December 2009.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 16 December 2009 to 18 December 2009 (both days inclusive) during which period no transfers of shares would be registered. In order to qualify for the proposed final dividend, all transfer of shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 15 December 2009.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 18 December 2009. Notice of the Annual General Meeting together with the Company’s Annual Report will be dispatched to the shareholders of the Company in due course.

By Order of the Board
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 5 November 2009

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

“Where the English and the Chinese texts conflict, the English text prevails”